Daniel A. Peterson Attorney 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.480.1505 dan.peterson@huschblackwell.com

December 21, 2009

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Division of Investment Management
Re:           Zea Capital Fund LLC (the “Company”)

Ladies and Gentlemen:

Today, the Company filed, via EDGAR, a Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”).  This filing is to register the public offering of Class A Units and Class B Units of limited liability company interests of the Company (the “Units”).  The Company intends to use the proceeds from this offering for investment purposes and would like to complete its offering of the Units expeditiously.

The Company intends to elect treatment as a business development company under the Investment Company Act of 1940, as amended, and has elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended.  Because the Units will not be listed nor otherwise meet the definition of a “federal covered security” under Section 18 of the 1933 Act, the Company will be registering the offering of the Units by coordination with several states.  Accordingly, we expect to resolve the Staff’s, as well as the states’, comments on the Registration Statement at the same time.

Please call the undersigned at (314) 345-6246 with any questions you may have.

Sincerely,

/s/ Daniel A. Peterson

Daniel A. Peterson
DAP
Enclosures

cc:           Brian Jones – Iowa Corn Opportunities, LLC
James Thorp—AAVIN Equity Advisors, LLC